Exhibit 99.1

Alibaba Group Announces June Quarter 2015 Results

Hangzhou, China, August 12, 2015 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended June 30, 2015.

“We had a strong quarter and we continued to build the foundations for future growth. We focused our efforts on building healthy GMV growth, delivering the best consumer experience, and improving the quality and sustainability of merchants doing business on our marketplaces,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We are excited about our top strategic priorities, including internationalization, winning in mobile, expanding our ecosystem from cities to villages, and investing in core technologies that will propel our cloud computing business.”

“We executed very well in the June quarter. GMV grew to US$109 billion, a year-on-year increase of US$28 billion,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We also made significant progress monetizing our mobile traffic, with our mobile revenue exceeding 50% of our total China commerce retail revenue for the first time. Again, we have generated strong free cash flow of US$1.5 billion this quarter. We continue to execute our growth strategy and focus on long-term value creation. The fundamental strength of our business gives us the confidence to invest in new initiatives, add new users, improve customer experience and expand our products and services.”

Business Highlights and Strategic Updates

In the quarter ended June 30, 2015:

•                  GMV transacted on our China retail marketplaces was RMB673 billion (US$109 billion), an increase of 34% year-over-year. Excluding the effect of the suspended lottery business, GMV would have increased by 36% year-over-year;

•                  Revenue was RMB20,245 million (US$3,265 million), an increase of 28% year-over-year. Excluding the effect of the suspended online lottery business and the SME loan business we transferred to Ant Financial, revenue would have increased by 36% year-over-year;

•                  Mobile GMV reached RMB371 billion (US$60 billion), an increase of 125% year-over-year, and accounted for 55% of total GMV transacted on our China retail marketplaces; mobile revenue was RMB7,987 million (US$1,288 million), exceeding 50% of our total China commerce retail revenue for the first time;

•                  Growth of our cloud computing and Internet infrastructure business accelerated, with revenue increasing 106% year-over-year to RMB485 million (US$78 million); and

•                  Non-GAAP free cash flow was RMB9,548 million (US$1,540 million).

Mobile monetization — We extended our mobile usage leadership with 307 million MAUs and 55% of GMV transacted through mobile devices during the June 2015 quarter, and we made significant progress in monetizing mobile transactions. For the first time, mobile revenues exceeded desktop revenues in our China retail marketplaces. Our mobile revenue from China retail marketplaces for the current quarter was RMB7,987 million (US$1,288 million), accounting for 51% of our China retail marketplace revenue in the June 2015 quarter, which represents a year-on-year increase in mobile revenue of 225%.

Logistics — Through our logistics affiliate Cainiao, we believe we have created the largest logistics service ecosystem in China through strategic partnerships with logistics players in warehousing, transportation, courier services and pick-up stations. We are increasing our emphasis on service quality and customer satisfaction. Consumers now enjoy next-day delivery services in 41 major cities, including Beijing, Shanghai, Guangzhou, Shenzhen and Hangzhou, and this will be extended to 50 cities by the end of this year. We have also launched same-day delivery of groceries, initially starting with Beijing and Shanghai, which has been very successful, with grocery sales in Beijing increasing 740% year-on-year while 90% of orders came from mobile devices. In addition, through our partnership with Suning Commerce Group Limited (“Suning”) as recently announced, consumers in over 150 cities will be able to enjoy two-hour delivery services for consumer electronics and home appliances.

Through strategic investments, we are making substantial progress in enhancing consumer experience in specific product categories, including white goods through our partnership with RRS (the logistics arm of Haier Electronics). Our partnership with Suning will further improve user experience in the consumer electronics and home appliances category. In addition, we continue to enhance industry logistics standards and capabilities through our strategic investment in YTO Express, one of our major courier delivery partners, and Singapore Post, one of our major cross-border logistics partners.

Cloud computing — We have established ourselves as the No. 1 market leader in cloud computing services in China. We are beginning to see the positive impact of years of investment in proprietary technology and reliable and high-value cloud service offerings. In the June 2015 quarter, our revenue growth from cloud computing and Internet infrastructure increased 106% year-on-year, driven by the accelerated growth of our cloud computing business compared to the year-on-year growth rate of 82% in the prior quarter.

We have seen rapid growth of our customer base across computation, storage, content delivery and data management services. Internet publishers such as Sina Weibo rely on our cloud computing services to ensure uninterrupted delivery of content-rich web pages. Gaming companies such as Play800 and taxi-hailing app operator Kuadi are using our open data processing services to analyze vast amounts of data to manage their business. State-owned public service providers such as China Rail Customer Service Center used our elastic computing services to handle peak capacity of 29.7 billion page views in one day for train ticket booking before the Chinese New Year in 2015. In addition, millions of merchants on our China retail marketplaces have built their storefronts, ERP and CRM systems on our cloud.

International operations — Growing our business internationally is a strategic priority for the Company because our mission is “to make it easy to do business anywhere.” In recent months we have made substantial progress in providing international brands access to Chinese consumers shopping on our marketplaces. More and more brands view our Tmall platform as the only e-commerce channel to develop their China business. In June, we also announced partnerships with 12 countries to launch Country Pavilions, which are curated, vertical shopping sites designed to promote popular products and authentic specialty products from selected small and medium businesses from each country.

Last week, we appointed Michael Evans as President of Alibaba Group. He will lead the team to drive increased levels of cross-border commerce between China and the world. Michael and his team will focus on forging close partnerships with key brands, retailers and product owners in Europe, the Americas and Asia to help them build their brands and customer base in China.

Mobile Internet services — Mobile value-added services are critical to user experience and expanding our ecosystem.  During the past year, we have successfully integrated the mobile internet business of UCWeb, the No. 1 mobile browser in China according to iResearch, and the most popular third-party mobile browser in India and Indonesia according to StatCounter. UCWeb has achieved over 330 million MAUs in June 2015 on a global basis. With the scale of UCWeb’s mobile users, our mobile Internet services division is well-positioned to execute growth strategies in mobile search, apps distribution and mobile game communities.

Local services — During the June 2015 quarter we announced a joint venture, operating under the trade name Koubei, with our affiliate Ant Financial to execute our strategic plan in the local services sector. The market size of the online-to-offline penetration of the local services market is projected to be over RMB300 billion in GMV in 2015, according to iResearch. Koubei’s services will initially cover take-out food, restaurants, other entertainment establishments, convenience stores, hospitals and pharmacies. Users can access these services through either Mobile Taobao App or Alipay Wallet (the mobile wallet app operated by Ant Financial), which enable a closed-loop of online-to-offline interaction between consumers and physical stores through mobile payment. We believe that combining our leadership position in mobile commerce with Ant Financial’s leadership position in mobile payments — with hundreds of millions mobile users already making transactions through Mobile Taobao App and Alipay Wallet — will put us in a unique position to capture growth opportunities in this market.

Delivering the best consumer experience — Our China retail marketplaces continue to be the destination for consumers to find the broadest selection of quality products. We continue to enhance the consumer experience by offering efficient logistics services and increasing the number of brands selling high-quality products. In addition, we are taking steps to improve the quality and health of our marketplaces through proprietary data technology and collaboration with government agencies in China, such as market supervision authorities and public security bureaus, to minimize counterfeiters and fictitious transactions. We believe the efficacy of our technology-driven approach, as well as our commitment to gain the trust of consumers and brands, are increasingly driving bad actors off our platforms.

Recent Strategic Investment — On August 10, we entered into definitive agreements to establish a comprehensive partnership with Suning, one of China’s largest consumer electronics retailers with over 1,600 retail stores, 65 national and regional distribution centers, over 1,700 last-mile delivery stations and over 3,000 after-sale service locations and over 5,000 affiliate servicing partners. Under our agreements, Alibaba will invest RMB28.3 billion (US$4.6 billion) for 19.99% of the enlarged equity capital of Suning and form a strategic alliance to build on synergies in e-commerce, logistics and incremental business through joint omni-channel initiatives. We believe this transaction would bring significant strategic benefits to Alibaba, including improved product selection, competitive pricing, and better customer experience through reliable delivery and after-sale services.

Share Repurchase Program

Our Board of Directors has authorized a share repurchase program in an aggregate amount of up to US$4 billion over a period of two years, primarily to offset dilution, for example, from our share-based compensation programs.

June Quarter Operational and Financial Results*

Major Operational Metrics:

	June 30,	March 31,	June 30,	% Change
	2014	2015	2015	YoY	QoQ

Quarterly GMV(1) (in RMB billions)	501	600	673	34%	12%
Quarterly mobile GMV(1) (in RMB billions)	164	304	371	125%	22%
Mobile GMV as a percentage of total GMV(1)	33%	51%	55%
Annual active buyers(2) (in millions)	279	350	367	32%	5%
Mobile monthly active users (MAUs)(3) (in millions)	188	289	307	63%	6%

*                 For definitions of terms used but not defined in this earnings release, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2015.

(1)         For the three months ended on the respective dates.

(2)         For the twelve months ended on the respective dates.

(3)         For the month ended on the respective dates.

Summary Financial Results:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$…	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	15,771	20,245	3,265	28%
Mobile revenue	2,454	7,987	1,288	225%
Mobile revenue as a percentage of China commerce retail revenue	19%	51%

Income from operations	6,844	5,161	832	(25	)%………
Non-GAAP EBITDA……	8,574	10,585	1,707	23%
Non-GAAP EBITDA margin……	54%	52%

Net income	12,438	30,816	4,970	148	%…………
Non-GAAP net income……	7,317	9,496	1,532	30%

Diluted earnings per share/ADS (EPS)	5.20	11.92	1.92	129	%…………
Non-GAAP diluted EPS……	3.05	3.68	0.59	21%

…                                        This earnings release contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.200 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2015. The percentages stated in this release are calculated based on the RMB amounts.

……                                See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this earnings release.

………                        Decrease primarily due to an increase in share-based compensation expense as discussed in detail in “Share-based compensation expense” below. Without the effect of the share-based compensation expense, income from operations would have increased by 16% in the quarter ended June 30, 2015 from the same quarter of 2014.

…………                Included a deemed disposal gain of RMB24,734 million (US$3,989 million) arising from the deconsolidation of Alibaba Pictures as discussed in detail in “Interest and investment income, net” below.

GMV — GMV transacted on our China retail marketplaces in the quarter ended June 30, 2015 was RMB673 billion (US$109 billion), an increase of 34% compared to RMB501 billion in the same quarter of 2014. Excluding the effect of the suspension of our lottery business in late February 2015 (as discussed in “Revenue” below), GMV would have increased by 36% in the quarter ended June 30, 2015 from the same quarter of 2014. GMV transacted on Taobao Marketplace in the quarter ended June 30, 2015 was RMB427 billion (US$69 billion), an increase of 25% compared to the same quarter of 2014. GMV transacted on Tmall in the quarter ended June 30, 2015 was RMB246 billion (US$40 billion), an increase of 55% compared to the same quarter of 2014. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active buyers.

Annual active buyers — Our China retail marketplaces had 367 million annual active buyers in the twelve months ended June 30, 2015, compared to 350 million in the twelve months ended March 31, 2015, representing a net addition of 17 million in annual active buyers, and compared to 279 million in the twelve months ended June 30, 2014, representing an increase of 32% compared to the same period in 2014. The growth in annual active buyers was driven by an increase in users accessing our platforms through mobile devices, which in turn was a result of our continuing efforts to attract users with strong commercial intent to our mobile e-commerce apps, especially our Mobile Taobao App, and convert them into active buyers with our effective mobile interface. Our active buyers increased throughout China, with continued faster growth from lower tier cities. In addition, each active buyer on average placed more orders across more product categories in the twelve months ended June 30, 2015 compared to the same period in 2014.

Mobile GMV and MAUs — Mobile GMV in the quarter ended June 30, 2015 was RMB371 billion (US$60 billion), an increase of 125% compared to the same quarter of 2014. Mobile GMV accounted for 55% of total GMV transacted on our China retail marketplaces in this quarter, compared to 51% in the quarter ended March 31, 2015 and 33% in the quarter ended June 30, 2014. The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices and also by an increase in the level of their spending.

Mobile MAUs grew to 307 million in the month ended June 30, 2015, compared to 289 million in the month ended March 31, 2015, representing a net addition of 18 million MAUs over the quarter, and a 63% increase from 188 million in the month ended June 30, 2014. According to iResearch, our Mobile Taobao App continued to be the No. 1 e-commerce app in China as of June 30, 2015.

Revenue — Revenue for the quarter ended June 30, 2015 was RMB20,245 million (US$3,265 million), an increase of 28% compared to RMB15,771 million in the same quarter of 2014. The increase was mainly driven by the continued rapid growth of our China commerce retail business. The lower year-over-year revenue growth relative to the 34% year-over-year GMV growth was mainly a result of (i) suspension of our online lottery business (which had a higher monetization rate than our overall monetization rate) in late February 2015 in response to regulatory requirements, (ii) a decrease in the pricing charged on Juhuasuan as an investment to acquire more high-quality merchants, and (iii) a reduction of revenue from the SME loan business because we transferred this business to Zhejiang Ant Small and Micro Financial Services Company Limited, or Ant Financial, in early February 2015. Excluding the effect of the online lottery business and the SME loan business, our revenue would have increased by 36% in the quarter ended June 30, 2015 from the same quarter of 2014.

The following table sets forth a breakdown of our revenue for the periods indicated.

	Three months ended June 30,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
China commerce
Retail	12,639	80%	15,712	2,534	78%	24%
Wholesale	709	5%	997	161	5%	41%
Total China commerce	13,348	85%	16,709	2,695	83%	25%
International commerce
Retail	358	2%	501	81	3%	40%
Wholesale	1,111	7%	1,245	201	6%	12%
Total international commerce	1,469	9%	1,746	282	9%	19%
Cloud computing and Internet infrastructure	236	1%	485	78	2%	106%
Others	718	5%	1,305	210	6%	82%
Total	15,771	100%	20,245	3,265	100%	28%

•                  China commerce retail business — Revenue from our China commerce retail business in the quarter ended June 30, 2015 was RMB15,712 million (US$2,534 million), or 78% of total revenue, an increase of 24% compared to RMB12,639 million in the same quarter of 2014. The increase was mainly driven by the growth in online marketing services revenue and commission revenue. Commission revenue as a percentage of China commerce retail revenue remained stable at 32% in the quarter ended June 30, 2015, compared to the same quarter of 2014. Revenue growth during this period reflected an increase of 34% in GMV transacted on our China retail marketplaces, which was primarily driven by an increase in the number of active buyers. Excluding the effect of the online lottery business suspended in late February 2015 from historical periods, revenue from our China commerce retail business would have increased by 29% in the quarter ended June 30, 2015 from the same quarter of 2014.

Our monetization rate was 2.33% in the quarter ended June 30, 2015, compared to 2.52% in the same quarter of 2014. Mobile monetization rate in the quarter ended June 30, 2015 was 2.16%, compared to 1.49% in the same quarter of 2014. The year-on-year decrease in monetization rate was mainly a result of (i) the higher percentage of total GMV contributed by mobile GMV, which has a lower monetization rate compared to the non-mobile monetization rate, and (ii) a decrease in non-mobile monetization rate, partially offset by the year-on-year increase in mobile monetization rate. Our monetization rate in the quarter ended June 30, 2015 reflected the negative impact of the decrease in commission revenue as a result of the above-mentioned suspension of our online lottery business in late February 2015. Our monetization rate also reflected the negative impact of the decrease in the pricing charged on Juhuasuan as mentioned above.

Mobile revenue from the China commerce retail business exceeded 50% of our total China commerce retail revenue for the first time in the quarter ended June 30, 2015. It increased by 225% to RMB7,987 million (US$1,288 million), or 51% of the China commerce retail revenue, in the quarter ended June 30, 2015, compared to RMB2,454 million, or 19% of the China commerce retail revenue, in the same quarter of 2014. The year-on-year increase in mobile revenue from the China commerce retail business was due primarily to an increase in GMV generated on mobile devices and also to an increase in the mobile monetization rate.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended June 30, 2015 was RMB997 million (US$161 million), an increase of 41% compared to RMB709 million in the same quarter of 2014. The increase was due to an increase in paying members and an increase in average revenue from paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended June 30, 2015 was RMB501 million (US$81 million), an increase of 40% compared to RMB358 million in the same quarter of 2014. The increase was primarily due to an increase in GMV transacted on AliExpress. The lower year-over-year growth rate in this quarter compared to the 53% year-over-year growth in the quarter ended March 31, 2015 mainly resulted from deceleration in consumer demand in certain of our major international markets during the past year, including Russia and Brazil, both of which experienced significant depreciation of currencies.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended June 30, 2015 was RMB1,245 million (US$201 million), an increase of 12% compared to RMB1,111 million in the same quarter of 2014. The increase was primarily due to an increase in the number of paying members.

•                  Cloud computing and Internet infrastructure — Revenue from our cloud computing and Internet infrastructure in the quarter ended June 30, 2015 was RMB485 million (US$78 million), an increase of 106% compared to RMB236 million in the same quarter of 2014, driven by the accelerated growth of our cloud computing business. The increase was primarily due to an increase in the number of paying customers and also to an increase in their usage of our cloud computing services including more complex offerings, such as content delivery network and database services.

•                  Others — Other revenue in the quarter ended June 30, 2015 was RMB1,305 million (US$210 million), an increase of 82% compared to RMB718 million in the same quarter of 2014. This increase was primarily due to the consolidation of UCWeb Inc., or UCWeb, and AutoNavi Holding Limited, or AutoNavi, which provide mobile Internet services, partially offset by the reduction of revenue from the SME loan business because we transferred this business to Ant Financial in early February 2015.

Cost of revenue — Cost of revenue in the quarter ended June 30, 2015 was RMB6,711 million (US$1,083 million), or 33% of revenue, compared to RMB4,585 million, or 29% of revenue, in the same quarter of 2014. The increase in cost of revenue as a percentage of revenue was due primarily to an increase in traffic acquisition cost as a result of the expansion of our third-party affiliate marketing ecosystem, and to an increase in costs associated with our new businesses initiatives (mainly our mobile operating system and over-the-top TV services), as well as to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). Without the effect of share-based compensation expense, cost of revenue would have been RMB5,728 million (US$924 million), or 28% of revenue, in the quarter ended June 30, 2015, compared to RMB3,992 million, or 25% of revenue, in the same quarter of 2014.

Product development expenses — Product development expenses in the quarter ended June 30, 2015 were RMB3,241 million (US$523 million), or 16% of revenue, compared to RMB1,952 million, or 12% of revenue in the same quarter of 2014. The increase in product development expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below), partially offset by the decrease in royalty fees paid to Yahoo! Inc., which terminated by contract upon completion of our initial public offering in September 2014. Without the effect of share-based compensation expense, product development expenses would have been RMB1,957 million (US$316 million), or 10% of revenue, in the quarter ended June 30, 2015, compared to RMB1,707 million, or 11% of revenue, in the same quarter of 2014.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended June 30, 2015 were RMB2,241 million (US$361 million), or 11% of revenue, compared to RMB1,212 million, or 8% of revenue in the same quarter of 2014. The increase in sales and marketing expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). The increase was also due to the consolidation of marketing expenses of acquired businesses (mainly UCWeb and AutoNavi), and an increase in advertising and promotional spending mainly to promote our new business initiatives (e.g., local services) during this quarter. Without the effect of share-based compensation expense, sales and marketing expenses would have been RMB1,744 million (US$281 million), or 9% of revenue, in the quarter ended June 30, 2015, compared to RMB1,150 million, or 7% of revenue, in the same quarter of 2014.

General and administrative expenses — General and administrative expenses in the quarter ended June 30, 2015 were RMB2,244 million (US$361 million), or 11% of revenue, compared to RMB944 million, or 6% of revenue in the same quarter of 2014. The increase in general and administrative expenses as a percentage of revenue was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). Without the effect of share-based compensation expense, general and administrative expenses would have been RMB1,013 million (US$163 million), or 5% of revenue, in the quarter ended June 30, 2015, compared to RMB771 million, or 5% of revenue, in the same quarter of 2014.

Share-based compensation expense — Share-based compensation expense included in cost and expense items above in the quarter ended June 30, 2015 was RMB3,995 million (US$644 million), or 20% of revenue, an increase of 272% compared to RMB1,073 million, or 7% of revenue, in the same quarter of 2014. Share-based compensation expense decreased 14% from RMB4,632 million in the quarter ended March 31, 2015, primarily due to the effect of mark-to-market accounting arising from changes in the fair value of share-based awards granted. The following table sets forth an analysis of share-based compensation expense for the periods indicated.

	Three months ended
	June 30, 2014		March 31, 2015		June 30, 2015			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
Share-based compensation expense excluding effect of “mark-to-market” accounting during the period	724	5%	2,974	17%	2,910	469	15%	302%	(2)%
Effect of “mark-to-market” accounting of share-based awards during the period	349	2%	1,658	10%	1,085	175	5%	211%	(35)%
Total share-based compensation expense	1,073	7%	4,632	27%	3,995	644	20%	272%	(14)%

The increase in share-based compensation expense in the quarter ended June 30, 2015 from the same quarter of 2014 reflected the performance-based and retention grants of share-based awards that were granted shortly prior to our initial public offering in September 2014, with vesting periods of six years for our senior management and four years for our other employees. In addition, as a result of mark-to-market accounting required under generally accepted accounting principles in the United States, the increase in share-based compensation expense also reflected the mark-up of share-based awards of Ant Financial granted by its major shareholding entity controlled by Jack Ma, our executive chairman, to our employees.

The expense arising from Ant Financial’s share-based awards granted to our employees represents a non-cash charge that will not result in any economic cost or equity dilution to our shareholders. It is the view of our Chairman, Jack Ma, who controls Ant Financial, that the grant of Ant Financial equity awards to our employees will benefit Alibaba Group because of the strategic importance of Ant Financial as a payment service provider to us and our significant participation in the profits and value accretion of Ant Financial through our agreements with Ant Financial.

We expect that our share-based compensation expense will continue to be affected by change in fair value of our shares and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to increase, primarily because of the expected increase in fair value of share-based awards of Ant Financial.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended June 30, 2015 was RMB647 million (US$105 million), a significant increase from RMB234 million in the same quarter of 2014. This increase was due to an increase in intangible assets primarily as a result of our strategic acquisitions, mainly UCWeb and AutoNavi.

Income from operations — Income from operations in the quarter ended June 30, 2015 was RMB5,161 million (US$832 million), or 25% of revenue, a decrease of 25% compared to RMB6,844 million, or 43% of revenue in the same quarter of 2014. Despite our revenue increasing by 28% year-over-year, income from operations decreased, due primarily to a significant increase of RMB3,995 million (US$644 million) in share-based compensation expense incurred in the quarter ended June 30, 2015 (as discussed in “Share-based compensation expense” above), compared to RMB1,073 million in share-based compensation expense in the same quarter in 2014, and also to other factors affecting cost and expenses as discussed above. Without the effect of share-based compensation expense, income from operations would have increased by 16% in the quarter ended June 30, 2015 from the same quarter of 2014.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 23% to RMB10,585 million (US$1,707 million) in the quarter ended June 30, 2015, compared to RMB8,574 million in the same quarter of 2014. Non-GAAP EBITDA margin was 52% in the quarter ended June 30, 2015, compared to 54% in the June quarter of 2014. The year-on-year decrease in non-GAAP EBITDA margin was due primarily to the consolidation of acquired businesses, mainly UCWeb and AutoNavi, and also to investments in new business initiatives, such as over-the-top TV services, mobile operating system and local services. A reconciliation of income from operations to non-GAAP EBITDA is included at the end of this earnings release.

Interest and investment income, net — Interest and investment income, net in the quarter ended June 30, 2015 was RMB27,382 million (US$4,417 million), an increase of 301% compared to RMB6,828 million in the same quarter of 2014. The increase was primarily due to a deemed disposal gain of RMB24,734 million (US$3,989 million) arising from the deconsolidation of Alibaba Pictures in the quarter ended June 30, 2015. Alibaba Pictures entered into a placing agreement in relation to the placing of its new ordinary shares, as a result of which our equity interest in Alibaba Pictures was diluted from 59.4% to 49.5% upon completion of this transaction in June 2015. Accordingly we deconsolidated the financial results of Alibaba Pictures starting from June 2015, and recognized a gain based on revaluation of our held equity interest in Alibaba Pictures. In the same quarter of 2014, interest and investment income, net included a net gain of RMB6,251 million primarily from step-up acquisition of UCWeb and OneTouch arising from revaluations of previously held equity interests.

Other income, net — Other income, net in the quarter ended June 30, 2015 was RMB551 million (US$89 million), a decrease of 23% compared to RMB711 million in the same quarter of 2014, primarily due to a decrease in royalty fees and software technology service fees received from Ant Financial, which were RMB364 million (US$59 million) in the quarter ended June 30, 2015, compared to RMB527 million in the same quarter of 2014.

Income tax expenses — Income tax expenses in the quarter ended June 30, 2015 were RMB1,394 million (US$225 million), a decrease of 4% compared to RMB1,445 million in the same quarter of 2014. Our effective tax rate decreased to 4.3% in the quarter ended June 30, 2015 from 10.3% in the same quarter of 2014, primarily as a result of the above-mentioned investment gains of RMB24,734 million (US$3,989 million) and RMB6,251 million in the quarters ended June 30, 2015 and 2014, respectively, both of which investment gains were not subject to income tax. Excluding these investment gains, other unrealized investment gain/loss and impairment on investments, as well as share-based compensation expense, our effective tax rate would have been 13.0% in the quarter ended June 30, 2015.

Net income — As a result of the foregoing, our net income in the quarter ended June 30, 2015 was RMB30,816 million (US$4,970 million), an increase of 148% compared to RMB12,438 million in the same quarter of 2014. Without the effect of the investment gains (as discussed in detail in “Interest and investment income, net” above) and share-based compensation expense, net income would have increased by 39% in the quarter ended June 30, 2015 from the same quarter of 2014.

Non-GAAP net income — Excluding the effect of investment gains, share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP net income in the quarter ended June 30, 2015 was RMB9,496 million (US$1,532 million), an increase of 30% compared to RMB7,317 million in the same quarter of 2014. A reconciliation of net income to non-GAAP net income is included at the end of this earnings release.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in the quarter ended June 30, 2015 was RMB30,843 million (US$4,975 million), an increase of 150% compared to RMB12,344 million in the same quarter of 2014.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended June 30, 2015 was RMB11.92 (US$1.92) on a weighted average of 2,588 million diluted shares outstanding during the quarter, an increase of 129% compared to RMB5.20 on a weighted average of 2,384 million diluted shares outstanding during the same quarter of 2014. Excluding the effect of share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP diluted EPS in the quarter ended June 30, 2015 was RMB3.68 (US$0.59), an increase of 21% compared to RMB3.05 in the same quarter of 2014. The lower non-GAAP diluted EPS growth rate relative to non-GAAP net income growth rate was due to an increase in the number of diluted shares outstanding in the quarter ended June 30, 2015 following the completion of our initial public offering in September 2014. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this earnings release.

Cash, cash equivalent and short-term investments — As of June 30, 2015, cash, cash equivalents and short-term investments were RMB115,271 million (US$18,592 million), compared to RMB122,341 million as of March 31, 2015. The deconsolidation of Alibaba Pictures in the quarter ended June 30, 2015 resulted in a reduction in cash, cash equivalents and short-term investments of RMB5,507 million (US$888 million).

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the quarter ended June 30, 2015 was RMB10,400 million (US$1,677 million), an increase of 2% compared to RMB10,177 million in the same quarter of 2014. Capital expenditures in the quarter ended June 30, 2015 were RMB1,787 million (US$288 million), compared to RMB1,307 million in the same quarter of 2014. Capital expenditures in the quarter ended June 30, 2015 included cash outflow for acquisition of land use rights and construction in progress of RMB657 million (US$106 million). Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2015 was RMB9,548 million (US$1,540 million), a decrease of 10% compared to RMB10,594 million in the same quarter of 2014. The decrease was primarily due to (i) delays in receiving VAT refunds from relevant PRC tax authorities with respect to our advance settlement of VAT refunds to customers on our international wholesale platform (we received such VAT refunds in July 2015); (ii) an increase in income tax paid mainly as a result of the expiration of an EIT exemption period for one of our major subsidiaries, upon which the subsidiary became subject to an EIT rate of 12.5% (or 50% of the statutory EIT rate) in calendar year 2014, with its outstanding income tax expenses for calendar year 2014 settled in the quarter ended June 30, 2015, and (iii) a decrease in the growth of Tmall merchants and their deposits as a result of Tmall’s increasingly stringent entrance requirements. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this earnings release.

Net cash used in investing activities — During the quarter ended June 30, 2015, net cash used in investing activities of RMB15,592 million (US$2,515 million) mainly included disbursements for short-term investments and held-to-maturity investment securities of RMB9,615 million (US$1,551 million), and investment and acquisition activities of RMB3,661 million (US$590 million) primarily in logistics, ecommerce and data related businesses, as well as capital expenditures of RMB1,787 million (US$288 million).

Employee number — As of June 30, 2015, we had a total of 34,433 employees, compared to 34,985 as of March 31, 2015 and 26,845 as of June 30, 2014.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on August 12, 2015.

Details of the conference call are as follows:

International: +61 283 733 610

U.S.: +1 845 507 1610

U.K.: +44 203 651 4876

Hong Kong: +852 3051 2792

China: 4001203170

Conference ID: 52487003

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 290 034 211; conference ID: 52487003).

Please visit Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on August 12, 2015 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

Contacts

Investor Relations Contact

Grace Wong

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this earnings release is as of the date of this earnings release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Alibaba Group uses the following non-GAAP financial measures: non-GAAP EBITDA (including non-GAAP EBITDA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this earnings release.

Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Alibaba Group includes in income from operations, net income and diluted EPS. Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Alibaba Group considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by its business that can be used for strategic corporate transactions, including investing in its new business initiatives, making strategic investments and acquisitions and strengthening its balance sheet. Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of Alibaba Group’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation that Alibaba Group does not believe are reflective of its core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in Alibaba Group’s consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of its SME loan business and others. Alibaba Group presents the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The tables captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this earnings release has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions, except per share data)
Revenue	15,771	20,245	3,265
Cost of revenue	(4,585)	(6,711)	(1,083)
Product development expenses	(1,952)	(3,241)	(523)
Sales and marketing expenses	(1,212)	(2,241)	(361)
General and administrative expenses	(944)	(2,244)	(361)
Amortization of intangible assets	(234)	(647)	(105)
Income from operations	6,844	5,161	832
Interest and investment income, net	6,828	27,382	4,417
Interest expense	(410)	(477)	(77)
Other income, net	711	551	89
Income before income tax and share of results of equity investees	13,973	32,617	5,261
Income tax expenses	(1,445)	(1,394)	(225)
Share of results of equity investees	(90)	(407)	(66)
Net income	12,438	30,816	4,970
Net (income) loss attributable to noncontrolling interests	(34)	27	5
Net income attributable to Alibaba Group Holding Limited	12,404	30,843	4,975
Accretion of Convertible Preference Shares	(8)	—	—
Dividends accrued on Convertible Preference Shares	(52)	—	—
Net income attributable to ordinary shareholders	12,344	30,843	4,975
Earnings per share attributable to ordinary shareholders
Basic	5.62	12.45	2.01
Diluted	5.20	11.92	1.92
Weighted average number of share used in calculating net income per ordinary share
Basic	2,198	2,477
Diluted	2,384	2,588
Share-based compensation expense by function:
Cost of revenue	593	983	159
Product development expenses	245	1,284	207
Sales and marketing expenses	62	497	80
General and administrative expenses	173	1,231	198
Total	1,073	3,995	644
Non-GAAP costs and expenses excluding share-based compensation expense by function:
Cost of revenue	3,992	5,728	924
Product development expenses	1,707	1,957	316
Sales and marketing expenses	1,150	1,744	281
General and administrative expenses	771	1,013	163
Total	7,620	10,442	1,684

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
China commerce
Retail (i)	12,639	15,712	2,534
Wholesale (ii)	709	997	161

Total China commerce	13,348	16,709	2,695

International commerce
Retail (iii)	358	501	81
Wholesale (iv)	1,111	1,245	201

Total international commerce	1,469	1,746	282

Cloud computing and Internet infrastructure (v)	236	485	78

Others (vi)	718	1,305	210

Total	15,771	20,245	3,265

(i)             Revenue from China commerce retail is primarily generated from our China retail marketplaces.

(ii)          Revenue from China commerce wholesale is primarily generated from 1688.com.

(iii)       Revenue from International commerce retail is primarily generated from AliExpress.

(iv)      Revenue from International commerce wholesale is primarily generated from Alibaba.com.

(v)         Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(vi)      Other revenue mainly represents the mobile Internet services revenue generated by UCWeb and AutoNavi.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2015	2015
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	108,193	104,064	16,785
Short-term investments	14,148	11,207	1,807
Restricted cash and escrow receivables	2,297	1,915	309
Investment securities	3,658	2,508	405
Loan receivables, net	835	391	63
Prepayments, receivables and other assets	12,978	14,812	2,389
Total current assets	142,109	134,897	21,758

Investment in equity investees	33,877	64,768	10,447
Investment securities	14,611	27,105	4,372
Prepayments, receivables and other assets	4,085	4,020	648
Property and equipment, net	9,139	9,967	1,608
Land use rights	3,105	2,927	472
Intangible assets	6,575	6,202	1,000
Goodwill	41,933	32,174	5,189
Total assets	255,434	282,060	45,494

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	1,990	2,265	365
Income tax payable	2,733	953	154
Accrued expenses, accounts payable and other liabilities	19,834	20,601	3,323
Merchant deposits	7,201	7,478	1,206
Deferred revenue and customer advances	7,914	8,400	1,355
Total current liabilities	39,672	39,697	6,403

Deferred revenue	445	437	71
Deferred tax liabilities	4,493	4,783	771
Non-current bank borrowings	1,609	1,694	273
Unsecured senior notes	48,994	48,771	7,866
Other liabilities	2,150	2,029	327
Total liabilities	97,363	97,411	15,711

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2015	2015
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—
Mezzanine equity	658	654	106
Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	117,142	122,146	19,701
Treasury shares at cost	—	—	—
Restructuring reserve	(1,152)	(1,087)	(175)
Subscription receivables	(411)	(470)	(76)
Statutory reserves	2,715	2,700	435
Accumulated other comprehensive income	2,302	3,884	627
Retained earnings	24,842	55,700	8,984

Total Alibaba Group Holding Limited shareholders’ equity	145,439	182,874	29,496
Noncontrolling interests	11,974	1,121	181

Total equity	157,413	183,995	29,677

Total liabilities, mezzanine equity and equity	255,434	282,060	45,494

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities	10,177	10,400	1,677
Net cash used in investing activities	(10,410)	(15,592)	(2,515)
Net cash provided by financing activities	19,090	1,111	179
Effect of exchange rate changes on cash and cash equivalents	10	(48)	(7)

Increase (decrease) in cash and cash equivalents	18,867	(4,129)	(666)
Cash and cash equivalents at beginning of period	33,045	108,193	17,451

Cash and cash equivalents at end of period	51,912	104,064	16,785

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
Income from operations	6,844	5,161	832
Add: Share-based compensation expense	1,073	3,995	644
Add: Depreciation and amortization of property and equipment and land use rights	423	782	126
Add: Amortization of intangible assets	234	647	105

Non-GAAP EBITDA	8,574	10,585	1,707

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)

Net income	12,438	30,816	4,970
Add: Share-based compensation expense	1,073	3,995	644
Add: Amortization of intangible assets	234	647	105
Add: Impairment of goodwill, intangible assets and investments	—	60	10
Add: Gain on deemed disposals/disposals/ revaluation of investments	(6,428)	(26,088)	(4,208)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	—	66	11

Non-GAAP net income	7,317	9,496	1,532

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	12,344	30,843	4,975
Add: Reversal of accretion upon assumed conversion of Convertible Preference Shares	8	—	—
Add: Dividend eliminated upon assumed conversion of Convertible Preference Shares	52	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	12,404	30,843	4,975
Add: Non-GAAP adjustments to net income(a)	(5,121)	(21,320)	(3,438)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	7,283	9,523	1,537

Weighted average number of shares on a diluted basis	2,384	2,588
Diluted EPS(b)	5.20	11.92	1.92
Add: Non-GAAP adjustments to net income per share(c)	(2.15)	(8.24)	(1.33)

Non-GAAP diluted EPS(d)	3.05	3.68	0.59

(a)         See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)         Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)          Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)         Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	10,177	10,400	1,677
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,155)	(1,130)	(182)
Add: Changes in loan receivables, net and others	1,572	278	45

Free cash flow	10,594	9,548	1,540

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	275	346	295	342	380	494	381	427
Tmall GMV	99	183	135	159	176	293	219	246
Total GMV	374	529	430	501	556	787	600	673

Mobile GMV (as a percentage of total GMV)	15%	20%	27%	33%	36%	42%	51%	55%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015
	(in millions)
Annual active buyers	202	231	255	279	307	334	350	367

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015
	(in millions of RMB, except percentages)
China retail marketplaces:
GMV	373,659	528,709	430,085	500,916	555,666	787,047	600,092	673,198
Mobile GMV	54,823	104,391	118,001	164,428	199,054	326,889	303,772	370,578
as a percentage of GMV	15%	20%	27%	33%	36%	42%	51%	55%

Revenue	8,645	16,149	9,371	12,639	12,769	21,275	13,049	15,712
Mobile revenue	332	1,171	1,162	2,454	3,719	6,420	5,247	7,987
as a percentage of revenue	4%	7%	12%	19%	29%	30%	40%	51%

Monetization rate	2.31%	3.05%	2.18%	2.52%	2.30%	2.70%	2.17%	2.33%
Mobile monetization rate	0.61%	1.12%	0.98%	1.49%	1.87%	1.96%	1.73%	2.16%